Exhibit 99-1
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[GRAPHIC OMITTED]

KOOR INDUSTRIES' AFFILIATE MAKHTESHIM AGAN INDUSTRIES CONCLUDES RE-EXAMINATION OF FACT BASIS OF 2005 ESOP GRANTS

Tel Aviv, Israel - June 7, 2007 - Koor Industries Ltd. (NYSE: KOR) ("Koor"), a leading Israeli holding company, announced that, following its press release from May 13, 2007 regarding its affiliate Makhteshim Agan Industries' ("MAI") decision to re-examine the fact basis of its 2005 ESOP Grants and the potential outcome on MAI's financial reports, MAI today announced that, after reviewing the issue, no requirement has arisen to amend MAI's financial statements, nor will MAI be required to record any additional expense on account of the options issued under the 2005 Plan. This is also due to such change not being material.

As a result of this examination, Koor is not required to record any additional expense, nor to restate its financial reports, on account of the MAI options issued under the 2005 Plan.

ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).


COMPANY CONTACT                                   IR CONTACTS
Oren Hillinger, Finance Director                  Ehud Helft / Kenny Green
Koor Industries Ltd.                              GK Investor Relations
Tel: 972 3 607 - 5111                             Tel: 1 866 704 - 6710
Fax: 972 3 607 - 5110                             Fax: 972 3 607 - 4711
oren.hillinger@koor.com                           info@gkir.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.